UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Top Ships, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y305

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

Copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,899,568, shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,899,568 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,568 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.35%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 7 pages

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,899,568 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,899,568 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,568 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.35%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 7 pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on May 12, 2008 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Following the filing of the Schedule 13D, representatives of the Reporting Persons sought to speak with the Issuer’s management about the composition of the Board, including, specifically, the addition to the Board of two directors to be identified by the Reporting Persons. Although representatives of the Reporting Persons made a request to a representative of the Issuer for independent shareholder representation on the Board, the Reporting Persons did not receive a timely response from the Issuer.

Accordingly, and in light of the May 23, 2008 deadline for providing such notice to the Issuer, on May 20, 2008 QVT Overseas Ltd., a Fund that is a record holder of Common Stock, sent to the Issuer pursuant to Article III, Section 3, of the Issuer’s Amended and Restated Bylaws a formal notice (the “Nomination Notice”) of its intention to nominate Philip Jeffrey Adkins and Constantinos Emmanuel (together, the “Shareholder Nominees”) for election to the Board at the next annual or special meeting of shareholders of the Issuer at which directors are to be elected.

If the Shareholder Nominees are elected to the Board, they will seek to put an end to the Issuer’s continuing succession of transactions that suffer from serious conflicts of interest between the Issuer and its management, or between the Issuer and third parties that have material outside business dealings and relationships with the Issuer’s management. The Shareholder Nominees will seek to ensure that all transactions entered into by the Issuer are in the best interest of the Issuer and all of its shareholders. In addition, the Reporting Persons believe that the Shareholder Nominees offer substantial experience that is relevant to the Issuer’s business and operations and that for this reason it is also in the best interest of the Issuer’s shareholders to elect the Shareholder Nominees as directors of the Issuer. The Shareholder Nominees will bring a fresh perspective to the Board and are completely independent of, and have not been selected by, the incumbent Board or the Issuer’s management. Biographies of the Shareholder Nominees follow:

Philip Jeffrey Adkins, age 49, is the Chief Executive Officer of Fairstar Heavy Transport NV (FHT), a publicly traded ocean transportation services company based in The Netherlands. Prior to joining Fairstar in 2006, Mr. Adkins was the Chairman and Chief Executive Officer of J. Boag & Son Limited, an Australian brewer, from 1992 until 2001. From 1988 to 1992, Mr. Adkins was a Principal of Cadenza International, where he established Cadenza International to operate as an investment banking and corporate finance advisor specializing in Japan related transactions. From 1982 to 1988, Mr. Adkins was a Vice President at Citicorp Investment Bank, where he was responsible for establishing Citicorp as the market leader for Japanese Private Placements and Project Finance. Mr. Adkins earned his Bachelor’s Degree in East Asian Studies at Columbia University. Since 2006, Mr. Adkins has served on the Board of Directors of Convexa Yerevan Invest AS, a Norwegian privately held company. In addition, from 2004 to 2006 Mr. Adkins served on the Board of Directors and as a member of the Finance Committee of TORP Technology AS, a Norwegian privately held LNG re-gasification company. Mr. Adkins is also a trustee of the Vesper Boat Club in Philadelphia, Pennsylvania. The business address of Mr. Adkins is c/o Fairstar Heavy Transport NV (FHT), Conradstraat 18, 6th Floor, Suite E6.170, 3013 AP Rotterdam, The Netherlands. Mr. Adkins is a citizen of the United States.

Constantinos Emmanuel, age 56, is a Partner, Deputy Managing Partner and Alternate Managing Partner in the Theo V. Sioufas Law Offices in Piraeus, Greece. Mr. Emmanuel has been an attorney practicing in Greece since 1977 and at the Theo V. Sioufas Law Offices since 1981. Mr. Emmanuel serves as a director of a number of companies controlled by clients of Theo V. Sioufas Law Offices and as the Chairman of Stegi Agapis O Evangelistis Ioannis, a charity association in Greece. In addition, Mr. Emmanuel is a founding member of the Hellenic Center for Biomedical Ethics. Mr. Emmanuel earned his Bachelor of Laws at the University of Athens Law School. The business address of Mr. Emmanuel is c/o Theo V. Sioufas Law Offices, 13 Defteras Merarchias Street, Piraeus 18535, Greece. Mr. Emmanuel is a citizen of Greece.

QVT Financial has retained MacKenzie Partners, Inc. (the “Soliciting Agent”) to assist in the solicitation of proxies in favor of the Shareholder Nominees and for related services. In connection with its retention of the Soliciting Agent, QVT Financial, for the account of the Funds and the Separate Account, has agreed to pay the Soliciting Agent a fee to be mutually agreed to between QVT Financial and the Soliciting Agent, which fee will be paid upon completion of the engagement. In addition, QVT Financial has agreed that it will reimburse the Soliciting Agent for its reasonable out-of-pocket expenses and indemnify it in respect of certain claims in connection with its retention. The Soliciting Agent has advised QVT Financial that it expects to use approximately 35 persons in its solicitation efforts.

Page 4 of 7 pages

Item 7.	Material to Be Filed as Exhibits

Exhibit 1— Agreement regarding Joint Filing of Schedule 13D

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Page 6 of 7 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: May 22, 2008

QVT FINANCIAL LP
By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Page 7 of 7 pages